Exhibit 99.2

Press Release

FCA announces exercise of underwriters’ option to purchase additional common shares and mandatory convertible securities

Fiat Chrysler Automobiles N.V. (NYSE: FCAU) (“FCA”) announced today that the underwriters of its previously announced offering of common shares and mandatory convertible securities due 2016 have exercised in full their options to purchase from FCA an additional 13 million common shares and U.S.$375 million in aggregate notional amount of mandatory convertible securities. After giving effect to the option exercise, FCA will sell 100 million common shares and U.S.$2.875 billion in aggregate notional amount of mandatory convertible securities and will raise a total of approximately U.S.$3.887 billion in proceeds from the offerings (after underwriting discounts and commissions but before other expenses of the offerings). FCA intends to use the net proceeds from the offerings for general corporate purposes.

A registration statement relating to these securities has been filed with and declared effective by the United States Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

In member states of the European Economic Area which have implemented European Directive 2003/71/EC, as amended (the “Prospectus Directive”) the offerings are only addressed to, and directed at, persons who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive.

J.P. Morgan Securities LLC, Goldman, Sachs & Co., Barclays Capital Inc., UBS Securities LLC, Citigroup Global Markets Inc., BofA Merrill Lynch and Morgan Stanley & Co. LLC are acting as joint book-running managers of the common shares offering. The offering is being made only by means of a prospectus. Copies of the final prospectus relating to the common shares may be obtained from: J.P. Morgan, Attention: J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-866-803-9204; or Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, by calling toll-free at 1-866-471-2526 or emailing: prospectus-ny@ny.email.gs.com; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-888-603-5847 or emailing: Barclaysprospectus@broadridge.com; or UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, New York 10171, or by calling toll-free at 1-888-827-7275.

Goldman, Sachs & Co., J.P. Morgan Securities LLC, Barclays Capital Inc., UBS Securities LLC, Citigroup Global Markets Inc., BofA Merrill Lynch and Morgan Stanley & Co. LLC are acting as joint book-running managers of the mandatory convertible securities offering. The offering is being made only by means of a prospectus. Copies of the final prospectus relating to the mandatory convertible securities offering may be obtained from: Goldman, Sachs & Co., Attention: Prospectus Department, 200 West Street, New York, New York 10282, by calling toll-free at 1-866-471-2526 or emailing: prospectus-ny@ny.email.gs.com; or J.P. Morgan, Attention: J.P. Morgan Securities Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-866-803-9204.; or Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling toll-free at 1-888-603-5847 or emailing: Barclaysprospectus@broadridge.com; or UBS Securities LLC, Attention: Prospectus Department, 299 Park Avenue, New York, New York 10171, or by calling toll-free at 1-888-827-7275.

London, 12 December 2014
For further information:
Tel.: +39 (011) 00 63088
Email: mediarelations@fcagroup.com
www.fcagroup.com

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints, the proposed separation of Ferrari and many other risks and uncertainties, most of which are outside of the Group’s control.